UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Flotek Industries, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

343389102
(CUSIP Number)

Edward E. Murphy c/o North Sound Management, Inc. 115 East Putnam Avenue Greenwich, CT 06830 (203) 340-8306
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 4, 2019
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act (however, see the Notes).

CUSIP No. 343389102	SCHEDULE 13D	Page 2 of 7

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON North Sound Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,300,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,300,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,300,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON IA, CO

CUSIP No. 343389102	SCHEDULE 13D	Page 3 of 7

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Brian Miller
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,300,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,300,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,300,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 343389102	SCHEDULE 13D	Page 4 of 7

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON North Sound Trading, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,300,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,300,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,300,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 343389102	SCHEDULE 13D	Page 5 of 7
Item 1.            Security and Issuer.
This Amendment No. 1 amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on May 10, 2019 (so amended, the “Schedule 13D”) and is being filed with the SEC on behalf of North Sound Management, Inc., a Delaware corporation (“NS Manager”), Brian Miller, a United States citizen and North Sound Trading, LP, a Delaware limited partnership (“NS Trading” and, together with NS Manager and Mr. Miller, the “Reporting Persons”), relating to the shares of common stock, par value $0.0001 per share (“Common Stock”), of Flotek Industries, Inc., a Delaware corporation (the “Company”).

Item 3.  Source or Amount of Funds or Other Consideration.
The information contained in Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:
As of the date hereof, each of the Reporting Persons may be deemed to beneficially own 4,300,000 shares of Common Stock, which were acquired for aggregate consideration of approximately $8,720,261. The source of the purchase price for the shares of Common Stock was capital contributions from Mr. Miller. No borrowed funds were used to purchase the Common Stock.
Item 5.  Interest in Securities of the Issuer.
The information contained in Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
(a)          The aggregate percentage of shares of Common Stock reported as owned by each Reporting Person is based on a total of 57,463,627 shares of the Company’s Common Stock issued and outstanding as of April 30, 2019, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 9, 2019.

Based on calculations made in accordance with Rule 13d-3(d), each Reporting Person may be deemed to beneficially own 4,300,000 shares of Common Stock, constituting approximately 7.5% of the outstanding shares of Common Stock.

The Reporting Persons may be deemed to constitute a “person” or “group” within the meaning of Section 13(d)(3) of the Exchange Act. Each Reporting Person disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein, and the filing of this Schedule 13D shall not be construed as an admission of such beneficial ownership or that the Reporting Persons constitute a person or group.

(b)          By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Schedule 13D, each of the Reporting Persons may be deemed to have the sole power to direct the voting and disposition of the 4,300,000 shares of Common Stock beneficially owned by the Reporting Persons.

CUSIP No. 343389102	SCHEDULE 13D	Page 6 of 7
(c)          Except as otherwise set forth below, to the knowledge of the Reporting Persons with respect to the persons named in response to Item 2(a), none of the persons named in response to Item 2(a) has effected any transactions in shares of Common Stock during the past 60 days.

The following table sets forth the transactions in the Common Stock effected by NS Trading during the past 60 days.  All such transactions were effected in the open market and were funded with capital contributions from Mr. Miller.

Date	Shares Purchased	Price Per Share
5/13/2019	72,000	$3.36
5/14/2019	52,000	$3.56
5/14/2019	126,000	$3.55
5/15/2019	30,000	$3.50
5/16/2019	35,000	$3.48
5/20/2019	15,000	$3.31
5/21/2019	10,000	$3.37
5/23/2019	20,000	$3.08
5/24/2019	25,000	$3.13
5/28/2019	172,603	$3.20
5/29/2019	2,397	$3.06
6/4/2019	168,821	$3.44
6/4/2019	25,000	$3.53
6/5/2019	46,179	$3.40

(d)          No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by the Reporting Persons.

(e)          Not applicable.
Item 7.  Material to Be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated as of June 6, 2019, among North Sound Management, Inc., North Sound Trading LP and Brian Miller.

CUSIP No. 343389102	SCHEDULE 13D	Page 7 of 7

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 6, 2019

NORTH SOUND MANAGEMENT, INC.

By:	/s/ Brian Miller
	Name:	Brian Miller
	Title:	President

NORTH SOUND TRADING, LP

By:	North Sound Management, Inc., its general partner

By:	/s/ Brian Miller
	Name:	Brian Miller
	Title:	President

/s/ Brian Miller
Brian Miller